VELO3D, INC.
511 Division Street
Campbell, California 95008
November 18, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attention:	Edwin Kim
Re:	Velo3D, Inc. Registration Statement on Form S-3 (File No. 333-268346) filed November 14, 2022.
Requested Date: November 21, 2022
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
Velo3D, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.
The Registrant hereby authorizes Per Chilstrom, an attorney with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Chilstrom at (212) 430-2669.
* * *

Sincerely,

Velo3D, Inc.

By:	/s/ William McCombe
William McCombe
Chief Financial Officer

Cc	Benyamin Buller, Chief Executive Officer
Velo3D, Inc.

Per Chilstrom, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]